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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoinZoom Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4640 S HOLLADAY VLG PLZ 206
(No. and Street)

SALT LAKE CITY	UT	84117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DEREK B ROLFE	801-669-3929	derek.rolfe@coinzoomsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS P.C
(Name – if individual, state last, first, and middle name)

80 WASHINGTON ST BLDG S	NORWELL	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek B Rolfe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoinZoom Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal | FINOP

See attached pages for notarization

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOTARY PUBLIC

Subscribed and sworn to before me this 20th day of March

Sydney Kluger S Kluger

Notary Public

My Commission Expires April 30, 2029

SYDNEY KLUGER
Notary Public - State of Utah
Comm. No. 742886
My Commission Expires on
Apr 30, 2029

COINZOOM SECURITIES, LLC

**FORM X-17A-5 WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM**

**FOR THE YEAR ENDED
DECEMBER 31, 2025**

CoinZoom Securities, LLC
Index to the Financial Statements
Year Ended December 31, 2025

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
CoinZoom Securities, LLC
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoinZoom Securities, LLC as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CoinZoom Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CoinZoom Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of CoinZoom Securities, LLC's financial statements. The supplemental information is the responsibility of CoinZoom Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P. C

LMHS, P.C.

We have served as the CoinZoom Securities, LLC's auditor since 2023.
Norwell, Massachusetts

March 20, 2026



Members of AICPA®
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com
A member of mgiworldwide




CoinZoom Securities, LLC
Statement of Financial Condition
December 31, 2025


Assets

Current assets:

Cash	$	11,521
Prepaid expenses		221
Total current assets		11,742
Total assets	$	11,742

Liabilities and Member's Equity

Current liabilities:

Accounts payable and other liabilities	$	4,224
Due to related party		-
Total current liabilities		4,224

Member's Equity

Total member's equity	7,518
Total member's equity	7,518

Total Liabilities and Member's Equity	$	11,742


CoinZoom Securities, LLC
Statement of Operations
December 31, 2025


Income	$	-
Operating expenses		
Sales and marketing		448
Communication and technology		5,543
Professional services		3,819
Other operating expenses		8,094
Total Operating Expenses		17,905
Net Loss	$	(17,905)

CoinZoom Securities, LLC
Statement of Changes in Member's Equity
December 31, 2025

	Member's Capital	Accumulated (Deficit)	Total Member's Equity
Balance, December 31, 2024	$ 3,738,388	$ (3,721,721)	$ 16,667
Contributions	8,756	-	8,756
Distributions		-	
Net loss	-	(17,905)	(17,905)
Balance, December 31, 2025	$ 3,747,144	$ (3,739,626)	$ 7,518
	-		

CoinZoom Securities, LLC
Statement of Cash Flows
December 31, 2025

Cash flows from operating activities

Net Loss	$	(17,905)
Adjustments to reconcile net loss to net cash used in operating activities: Changes in assets and liabilities:		
(Increase) decrease in prepaid expenses Increase		761
(decrease) in accounts payable and other liabilities		4,224
Net cash used in operating activities		(12,920)

Cash flows from financing activities

Member's contributions		8,756
Net cash provided by financing activities		8,756
Net increase (decrease) in cash		(4,164)
Cash - beginning		15,685
Cash - ending	$	11,521

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CoinZoom Securities, LLC (the "Company") became a registered securities broker-dealer on February 14, 2014, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is currently limited by its FINRA Membership Agreement to engage in the following types of business (1) private placement of securities on a best-efforts basis only, and (2) merger, acquisitions and corporate advisory. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts have not exceeded these limits.

Accounts Receivable

Accounts receivables are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company provides services of certain private, exempt securities. Revenue for arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contact. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recognition and measurement of revenue is based on the assessment of each engagement and significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and is consolidated with the Member's tax returns. In addition, the liability of the Member of the Company is limited to the Member's equity.

2. RELATED PARTY TRANSACTIONS

The Company (previously named Seed Equity Ventures) is owned 100% by its holding company, Seed Equity Holdings, LLC (the "Holding Company").

The Company shares its office space as well as various administrative services with another wholly owned subsidiary of the Holding Company, CoinZoom, Inc. ("CZI"). In May 2017, the Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by CZI were charged to the Company. Under the agreement, certain expenses of CZI, such as rent, and office expenses are allocated to the Company and included in their respective accounts in the accompanying statement of operations.

In accordance with the expense sharing agreement, the Company reimbursed CZI for its allocated share of non-payroll related overhead expenses of $0 for the period January to December 2025. Additionally, during the year, CZI paid $0 for expenses on behalf of the Company. Also, during 2025, CZI contributed non-cash capital contributions of $0 to cover the Company's operating expenses through the forgiveness of amounts reimbursable to the CZI. The non-cash capital contributions have been made by CZI based on the Company's financial condition pursuant to signed Agreements for Capital effective September 30, 2023, and December 31, 2023.

During the year, the Company made cash distributions of $0 to the Holding Company.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital. On December 31, 2025, the Company had net capital of $7,297, which exceeded requirements by $2,297. The ratio of aggregate indebtedness to net capital was .58 as there are liabilities as of December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 20, 2026, the date the financial statements were issued. The Company has no transactions to record.

CoinZoom Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of net capital		
Member's equity	$	7,518
Deductions and/or charges:		
Prepaid expenses and other assets		221
Net capital		7,297
Computation of aggregate indebtedness		
Accounts Payable and Other Liabilities		4,224
Aggregate indebtedness	$	4,224
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtness) -		282
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	2,297
Ratio: Aggregate indebtedness to net capital		0.58

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(i) exemption provision.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.



CoinZoom Securities, LLC Exemption Report

CoinZoom Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under l 7 C.F.R. § 240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R.§ 240.l 5c3-3 under exemption (k)(2)(i) of the rule, throughout the most recent fiscal year without exception.

CoinZoom Securities, LLC

I, Derek Bradley Rolfe, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Derek B. Rolfe, Principal | FINOP

April 10, 2026

Signature: Derek Rolfe
Derek Rolfe (Apr 10, 2026 14:37:21 MDT)

Email: derek.rolfe@coinzoomsecurities.com



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
CoinZoom Securities, LLC
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying CoinZoom Securities, LLC's Exemption Report, in which (1) CoinZoom Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which CoinZoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) CoinZoom Securities, LLC stated that CoinZoom Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2025, without exception. CoinZoom Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CoinZoom Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P. C
LMHS, P.C.

We have served as CoinZoom Securities, LLC's auditor since 2023.
Norwell, Massachusetts

Marc 20, 2026



